					Exhibit 99(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,					June 31,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$14,680	$15,891	$19,661	$27,950	$17,786	$18,044
Interest applicable to rentals	1,281	1,008	977	1,043	910	816

Total fixed charges, as defined	15,961	16,899	20,638	28,993	18,696	18,860

Preferred dividends, as defined (a)	1,566	1,643	2,898	2,736	1,686	1,631

Combined fixed charges and preferred dividends, as defined	$17,527	$18,542	$23,536	$31,729	$20,382	$20,491

Earnings as defined:

Net Income	$18,961	$16,518	($2,195)	($230)	$7,859	22,039
Add:
Provision for income taxes:
Total	13,030	11,597	(4,396)	(422)	5,875	14,210
Fixed charges as above	15,961	16,899	20,638	28,993	18,696	18,860

Total earnings, as defined	$47,952	$45,014	$14,047	$28,341	$32,430	$55,109

Ratio of earnings to fixed charges, as defined	3.00	2.66	0.68	0.98	1.73	2.92

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.74	2.43	0.60	0.89	1.59	2.69

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended December 31, 2002 were not adequate to cover combined fixed charges and preferred dividends by $0.7 million and $3.4 million, respectively.